Exhibit 99.9
AGENDA

for the Annual General Meeting of Shareholders of ASML Holding N.V. (“the Company”), to be held at the Auditorium, ASML Building 7, De Run 6665, Veldhoven, on Wednesday, March 28, 2007, beginning at 14.00 hours (CET).
1.	Opening.

2.	Overview of the Company’s business and financial situation.

3.	Discussion of the Annual Report 2006 and adoption of the financial statements for the financial year 2006, as prepared in accordance with Dutch law. (Voting item)

4.	Discharge of the members of the Board of Management from liability for their responsibilities in the financial year 2006. (Voting item)

5.	Discharge of the members of the Supervisory Board from liability for their responsibilities in the financial year 2006. (Voting item)

6.	Clarification of the reserves and dividend policy. (Discussion item)

7.	Proposal to amend the Articles of Association of the Company. (Voting item)

8.	Number of stock and stock options for Board of Management and employees.
a.	Approval of the number of performance stock available for the Board of Management and authorization of the Board of Management to issue the performance stock, subject to the approval of the Supervisory Board; (Voting item)
b.	Approval of the number of performance stock options available for the Board of Management and authorization of the Board of Management to issue the performance stock options, subject to the approval of the Supervisory Board; (Voting item)
c.	Approval of the number of shares, either in stock or stock options, available for ASML employees and authorization of the Board of Management to issue the stock or stock options, subject to the approval of the Supervisory Board. (Voting item)
9.	Composition of the Supervisory Board.
Nomination by the Supervisory Board of a candidate for appointment as member of the Supervisory Board, effective March 28, 2007. (Voting item)

10.	Composition of the Supervisory Board in 2008. (Non-voting item)
•	Notification that Mr. F.W. Fröhlich will retire by rotation in 2008;
•	Notification that Mr. A.P.M. van der Poel will retire by rotation in 2008.
11.	Remuneration of the Supervisory Board. (Voting Item)

12.	Proposal to authorize the Board of Management to issue shares or rights to subscribe for shares in the capital of the Company within the limits set forth in the Articles of Association of the Company, as well as to restrict or exclude the pre-emption rights accruing to shareholders.
a.	Proposal to authorize the Board of Management for a period of 18 months from March 28, 2007, to issue shares or rights to subscribe for shares in the capital of the Company, subject to the approval of the Supervisory Board, limited to 5% of the issued share capital at the time of the authorization. (Voting item)
b.	Proposal to authorize the Board of Management for a period of 18 months from March 28, 2007, to restrict or exclude the pre-emption rights accruing to shareholders in connection with the issue of shares or rights to subscribe for shares as described under a., subject to approval of the Supervisory Board. (Voting item)
c.	Proposal to authorize the Board of Management for a period of 18 months from March 28, 2007, to issue shares or rights to subscribe for shares in the capital of the Company, subject to the approval of the Supervisory Board, for an additional 5% of the issued share capital at the time of the authorization, which 5% can only be used in connection with or on the occasion of mergers and/or acquisitions. (Voting item)
d.	Proposal to authorize the Board of Management for a period of 18 months from March 28, 2007, to restrict or exclude the pre-emption rights accruing to shareholders in connection with the issue of shares or rights to subscribe for shares as described under c., subject to approval of the Supervisory Board. (Voting item)
13.	Cancellation of ordinary shares.
Proposal to cancel ordinary shares in the capital of the Company repurchased or to be repurchased by the Company. The number of ordinary shares that will be cancelled shall be determined by the Board of Management, but shall not exceed 10% of the issued share capital of the Company as of March 28, 2007. (Voting item)

14.	Proposal to authorize the Board of Management for a period of 18 months from March 28, 2007, to acquire — subject to the approval of the Supervisory Board — such a number of ordinary shares in the Company’s share capital as permitted within the limits of the law and the Articles of Association of the Company, taking into account the possibility to cancel the re-purchased shares, for valuable consideration, on Euronext Amsterdam N.V. or the Nasdaq Global Select Market (“Nasdaq”) or otherwise, at a price between, on the one hand, an amount equal to the nominal value of the shares and, on the other hand, an amount equal to 110% of the market price of these shares on Euronext Amsterdam N.V. or Nasdaq; the market price being the average of the highest price on each of the five days of trading prior to the date of acquisition, as shown in the Official Price List of Euronext Amsterdam N.V. or as reported on Nasdaq. (Voting item)

15.	Cancellation of additional ordinary shares.
Proposal to cancel ordinary shares in the share capital of the Company to be repurchased by the Company following the cancellation of the ordinary shares under item 13. The number of ordinary shares that will be cancelled shall be determined by the Board of Management, but shall not exceed 10% of the issued share capital of the Company as of March 28, 2007 reduced with the number of ordinary shares cancelled pursuant to item 13. (Voting item)

16.	Cancellation of additional ordinary shares.
Proposal to cancel ordinary shares in the share capital of the Company to be repurchased by the Company following the cancellation of the ordinary shares under item 15. The number of ordinary shares that will be cancelled shall be determined by the Board of Management, but shall not exceed 10% of the issued share capital of the Company as of March 28, 2007, reduced with the number of ordinary shares cancelled pursuant to items 13 and 15. (Voting item)

17.	Any other business.

18.	Closing.